FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2007.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Commencement of Tender Offer for Shares of Japan Servo Co., Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 13, 2007, in Kyoto, Japan

Nidec Announces Commencement of Tender Offer

for Shares of Japan Servo Co., Ltd

Nidec Corporation (“Nidec”or “Offeror”, NYSE: NJ) announced today that it resolved at a meeting of the Board of Directors held on March 13, 2007 to acquire 18,202,000 shares, or, 51.77% of common stock in Japan Servo Co., Ltd. (“Japan Servo” or “Target Company”, Tokyo Stock Exchange Second Section: 6585,) for 4,733 million Japanese yen by way of tender offer (the "Tender Offer"). The Tender Offer was also approved by the Board of Directors of Japan Servo on the same day.

Hitachi, Ltd., the parent company of Japan Servo, will tender 16,585,000 shares, or 46.47%, of Japan Servo’s total outstanding shares in this Tender Offer. Upon completion of the Tender Offer, Japan Servo is expected to become a consolidated subsidiary of Nidec.

The details of the Tender Offer are as follows:

1. Purpose of Tender Offer

This Tender Offer is intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

Japan Servo has long been engaged in the manufacture and sale of small motors and motor applied products as a subsidiary of Hitachi, Ltd, a leading global electronics company. Since it gained ground in 1951 as Japan’s first manufacturer of servo motors, Japan Servo has expanded its market presence with diverse product portfolio, including stepping motors, brushless DC motors, fans and blowers used in office equipment, industrial machinery, home electric appliances and computers.

In recent years, Japan Servo’s priority has been on revamping its business base in ways that concentrate management resources on selected market areas where Japan Servo’s core competence in digital engineering would better work to enhance productivity and quality control.

However, amid today’s increasingly competitive market environment, Japan Servo is facing serious difficulty in addressing competitive challenges mainly deriving from limited economies of scale in production achievable within the existing business structure.

Nidec, as the world’s leading manufacturer of brushless motors, has been taking measures to have internal and external growth effectively interacted with each other for the long term. In line with this objective, through the Tender Offer Nidec expects to enrich its product portfolio and utilize its unmatched producing and marketing capacity for the creation of far-reaching synergies with Japan Servo’s motor businesses.

2. Outline of Tender Offer

(1) Outline of Target Company

a) Trade Name:	Japan Servo Co., Ltd.
b) Principal Business:	Manufacture and sale of motors and motor applied products
c) Date of Incorporation:	April 19, 1949
d) Address of Head Office:	7, Kanda Mitoshirocho, Chiyodaku, Tokyo 101-0053, Japan
e) Name and Title of Representative:	Takuya Tajima, President and a Director
f) Paid-in Capital:	¥2,547 million
g) Total Number of Shares Outstanding:	35,691,838shares
h) Major Shareholders and Shareholding Ratios
Hitachi, Ltd.	51.37%
Hitachi High-Technologies Corporation	4.73%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.57%
Sompo Japan Insurance Inc.	1.47%
SanyoDenki Co., LTD	1.12%
Meiji Yasuda Life Insurance Company	1.03%
Chuo Shoji Ltd.	0.63%
Japan ServoEmployee Stock Ownership Association	0.61%
Shogo Shimizu	0.59%
Rokugo Elemec Co., Ltd.	0.57%
(Note 1) “Outline of Target Company” is based on the 72th Semi-Annual Securities Report submitted by the Target Company to the Kanto Local Finance Bureau on December 21, 2006.
(Note 2) “Shareholding Ratios” are calculated based on the number of outstanding shares issued by the Target Company as of September 30, 2006 (35,691,838shares).
i) Relationship with the Offeror
Capital relationship: The Offeror holds 0.004% (1,466 shares) of the Target Company.

Personnel relationship:	N.A.
Business relationship:	N.A.
Related party status:	N.A.

(2) Tender Offer Period

(a) Initial term as of statement submission date

From March 14, 2007 through April 12, 2007 (21 business days)

(b) Possibility of extension of Tender Offer Period upon request of the Target Company

If the Target Company files an opinion report requesting an extension of the Tender Offer Period in accordance with the provisions of Article 27-10, Paragraph 3 of the Securities and Exchange Law of Japan, the Tender Offer Period will be 30 business days, through April 25, 2007.

(3) Tender Offer Price

260 yen per share

(4) Basis of the Tender Price

The tender price represents an approximately 28.7% premium to the closing price of the common stock of Japan Servo (202 yen; rounded to the nearest whole number) on the Tokyo Stock Exchange Second Section on March 12, 2007, and represents an approximately 32.7% premium to the average closing price of the common stock of Japan Servo (196 yen; rounded to the nearest whole number) on the Tokyo Stock Exchange Second Section during the past three (3) month period up to and including March 12, 2007.

（5） Changes in Shareholding through the Tender Offer

Number of shares owned by the Offeror before the Tender Offer: 1,466
Number of shares to be owned by the Offeror after the Tender Offer: 18,202,000

Note 1: If the total number of tendered shares is less than the number of shares to be purchased (18,202,000 shares), none of the tendered shares will be purchased by the Offeror. If the  total number of the  tendered shares is greater than the number of shares to be purchased, all of the tendered shares will be purchased by the Offeror.

Note 2: The Offeror does not expect to acquire the treasury shares held by the Target Company through the Tender Offer.
Note 3: Shares constituting less than one unit are not subject to purchase through the Tender Offer.

(6) Funds Required for the Tender Offer

4,733 million Japanese yen

3. Anticipated Effect of the Tender Offer on the financial of the Offeror

The Tender Offer will not have a material effect on the Offeror’s consolidated financial results for the year ending March 31, 2007.

4. Certain Other Conditions on the Tender Offer

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor.  The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America.  Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America.  No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America.  Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted.  No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the Tender Offer are sought by this press release.

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